U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Murray                               Stephen                    P.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                  10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Vitamin Shoppe.com ("VSHP")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                    6.
                                                     4.                              5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:        7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct       Nature of
                          2.            Code         ------------------------------- Owned at End   (D) or       Indirect
1.                        Transaction   (Instr. 8)                   (A)             of Month       Indirect     Beneficial
Title of Security         Date          ------------     Amount      or     Price    (Instr. 3      (I)          Ownership
(Instr. 3)                (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4)    (Instr. 4)
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
                                                                                                                   By Vitamin Shoppe
Class A                                                                                                            Investors,  Inc.
Common Stock               N/A            N/A             N/A         N/A    N/A      12,507,751      I            (FN 1)
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Class A Common Stock       N/A            N/A             N/A         N/A    N/A         573,749      I            By FdG Capital
                                                                                                                   Partners, LLC and
                                                                                                                   FdG-Chase Capital
                                                                                                                   Partners, LLC
                                                                                                                   (FN 2)
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Class A Common Stock       N/A            N/A             N/A         N/A     N/A        651,606      I            By J.P. Morgan
                                                                                                                   Partners (23A
                                                                                                                   SBIC), LLC
                                                                                                                   (FN 3)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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

Explanation of Responses:

(1) The reporting person, a director of Vitamin Shoppe Industries, Inc. ("VSI"), may be deemed to share voting power with respect to the securities owned by VSI.

(2) The owners of record of these securities and VS Investors, LLC, the majority shareholder of VSI, are under common control and accordingly, may also be deemed to share voting power with respect to shares owned by VSI. The reporting person disclaims beneficial ownership of these shares to the extent they exceed his pecuniary interest in FdG-Chase Capital Partners, LLC and FdG Capital Partners LLC.

(3) The amounts shown represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (23A SBIC), LLC ("JPM 23A SBIC"), formerly known as CB Capital Investors, LLC. As a result of internal reorganizations and name changes effective during the first week of January 2001, the reporting person became a managing director of JPM 23A SBIC and a limited partner of JPMP Master Fund Manager, L.P., formerly Chase Capital Partners ("MF Manager"), the sole non-managing member of JPM 23A SBIC. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners of such partnership or of the ultimate security holders of the renamed entities. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within MF Manager and JPM 23A SBIC. The reporting person disclaims beneficial ownership of these shares to the extent it exceeds his pecuniary interest therein.



/s/ Stephen P. Murray                                            2/08/01
---------------------------------------------            -----------------------
   Stephen P. Murray                                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.